UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Treace Medical Concepts, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89455T109

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90539J109	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons John T. Treace
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 8,343,145
	6	Shared Voting Power 3,485,066
	7	Sole Dispositive Power 8,343,145
	8	Shared Dispositive Power 3,485,066
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,828,211
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 18.9%
12	Type of Reporting Person IN

CUSIP No. 89455T109	Schedule 13G	Page 2 of 5

ITEM 1. (a) Name of Issuer:

Treace Medical Concepts, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

100 Palmetto Park Place, Ponte Vedra, Florida 32081

ITEM 2. (a) Name of Person Filing:

This statement is filed on behalf of John T. Treace (the “Reporting Person”).

(b) Address or Principal Business Office:

The business address of the Reporting Person is c/o Treace Medical Concepts, Inc., 100 Palmetto Park Place, Ponte Vedra, Florida 32081.

(c) Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d) Title of Class of Securities:

Common stock, $0.001 par value (“Common Stock”).

(e) CUSIP Number:

89455T109

ITEM 3.

Not applicable.

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ITEM 4. Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of September 30, 2024, based upon 62,275,371 shares of Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
John T. Treace	11,828,211	18.9%	8,343,145	3,485,066	8,343,145	3,485,066

John T. Treace may be deemed the beneficial owner of 11,828,211 shares of Common Stock, which includes (i) 6,326,631 shares of Common Stock held of record by the Reporting Person, (ii) 1,839,063 shares of Common Stock held of record by a family trust, of which the Reporting Person is trustee, (iii) 1,605,000 shares of Common Stock held of record by Reporting Person’s spouse, (iv) 1,471,250 shares of Common Stock held of record by a family trust, of which the Reporting Person’s spouse is co-trustee, (v) 408,816 shares of Common Stock held of record by a family trust, of which the Reporting Person is co-trustee and (vi) 177,451 shares of Common Stock underlying stock options that are either currently exercisable or will be exercisable within 60 days of September 30, 2024.

ITEM 5. Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of Dissolution of Group.

CUSIP No. 89455T109	Schedule 13G	Page 4 of 5

Not applicable.

ITEM 10. Certification.

Not applicable.

CUSIP No. 89455T109	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2024

John T. Treace

/s/ John T. Treace